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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                            --------------------
                                                              SEC FILE NUMBER
                                                                  0-12214
(Check One):                                                --------------------

                                                            --------------------
                                                                CUSIP NUMBER
[ ]      Form 10-K and Form 10-KSB                               23437P109
[ ]      Form 20-F                                          --------------------
[ ]      Form 11-K
[X]      Form 10-Q and Form 10-QSB
[ ]      Form N-SAR


         For Period Ended:  December 31, 2004
         [ ]      Transition Report on Form 10-K
         [ ]      Transition Report on Form 20-F
         [ ]      Transition Report on Form 11-K
         [ ]      Transition Report on Form 10-Q
         [ ]      Transition Report on Form N-SAR

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________

_______________________________________________________________________________


                         PART I--REGISTRANT INFORMATION

         Full Name of Registrant: Daleco Resources Corporation

         Former Name if Applicable: ___________________________________________

         Address of Principal Executive Officer (Street and Number):
         120 North Church Street, West Chester, Pennsylvania 19380

                        PART II--RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X]             (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]             (c) The accountant's statement or other exhibit required by
         Rule 12b-25(c) has been attached if applicable.

                               PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The registrant's filing of its report on form 10-QSB is delayed due to the registrant's auditors have been unable to finalize their audit of the registrant to allow timely filing of the registrants annual report of Form 10-KSB and the need to file a First Amendment to the Registrants annual report on Form 10-KSB. The Registrant's auditors were retained on November 24, 2004 as a result of it prior auditor resignation. The new auditors are also required to re-audit the Registrant for its Fiscal Year ending September 30, 2003 due to its prior auditor not being registered under PACOB at the time of its issuance of its audit letter accompanying the Company's financial statements as contained in its Annual Report on Form 10-KSB for its Fiscal Year ending September 30, 2003. The Registrant is making every possible attempt to file its report on Form 10-QSB for the period ending December 31, 2004 on time, but in any event anticipates filing within the allotted extension granted by Form 12b-25. The registrant believes the delays caused by the mandatory change of auditors is a one time event and will not cause a like delay in the future.

                           PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Gary J. Novinskie                  (610) 429-0181

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                        [X]  Yes      [ ]  No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                           [ ]  Yes      [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Daleco Resources Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  February 11, 2005                   By: /s/ Gary J. Novinskie
                                               ---------------------------------
                                               Gary J. Novinskie, President